November 1, 2011	Leah C. Fleck Direct Phone: (612) 672-8317 Direct Fax: (612) 642-8317 Leah.Fleck@maslon.com

Via EDGAR and Federal Express

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

450 5th St. N.W.

Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)
GWG Life Settlements, LLC (the “Guarantor”)
Amendment No. 7 to Registration Statement on Form S-1
File Nos. 333-174887, 333-174887-01

Dear Mr. Riedler:

In response to our discussions with Mr. Daniel Greenspan, the Company and the Guarantor have filed Amendment No. 7 to the Registration Statement on Form S-1, SEC File Nos. 333-174887, 333-174887-01 (the “Registration Statement”), with the following revisions:

1.

The opinion of Maslon Edelman Borman & Brand, LLP has been updated to include a form of unqualified opinion that is consistent with footnote 28 to Staff Legal Bulletin 19. See Exhibit 5.1 to Amendment No. 7.

2.

Certain revisions to the “Use of Proceeds” and “Plan of Distribution” sections of the prospectus have been revised to reflect comments received by Arque Capital, Ltd. from FINRA. See the inside front cover, pages 28-29 and page 86 of the prospectus.

To facilitate your review, we have enclosed with this letter three copies of Amendment No. 7 to the Registration Statement that are marked to indicate changes from the Registration Statement filed on October 27, 2011.

* * * *

On behalf of the Company, the Company acknowledges as follows:

[1] the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jeffrey Riedler, Assistant Director

November 1, 2011

[3] the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions regarding the Registration Statement or the amendment, please direct them to the undersigned by telephone at (612) 672-8317, by fax at (612) 642 8317, or by email at leah.fleck@maslon.com; or to Jon R. Sabes, the Company’s Chief Executive Officer by telephone at (612) 746-1914, by fax at (612) 746-0445, or by email at jsabes@gwglife.com.

Very truly yours,

/s/ Leah C. Fleck

Leah C. Fleck

Enclosures

cc:	Jon Sabes
Jon Gangelhoff